UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#200, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: March 31, 2020	By:	/s/ James Keough
	Name:	James Keough
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1

Waiver and Agreement dated as of March 30, 2020 by and among ATB Financial, as agent and lender, Bank of Montreal, as lender, Sundial Growers Inc., as borrower, and Kamcan Products Inc., 2011296 Alberta Inc. and Sprout Technologies Inc.

99.2

Waiver and Agreement dated as of March 30, 2020 to the SGI Partnership Credit Agreement dated as of July 27, 2019 by and among SGI Partnership, as borrower, Sundial Growers Inc., as parent and guarantor, Sundial Managing Partner Inc., KamCan Products Inc., 2011296 Alberta Inc., Sprout Technologies Inc., Sundial UK Limited, Project Seed Topco Limited, Project Seed Bidco Limited, Bridge Farm Nurseries Limited, Neame Lea Marketing Limited, Neame Lea Nursery Limited,  Neame Lea Fresh Limited, as guarantors, and SAF Jackson II LP, as agent.